

June 30, 2015

Via E-mail
Ms. Lorraine L. Ritter
Chief Financial and Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317

> **Re:** **CNX Coal Resources LP**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed June 30, 2015**
> **File No. 333-203165**

Dear Ms. Ritter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

U.S. Coal Consumption (tons in millions), page 122

1. Please revise the 2025E column as appropriate, as the individual amounts do not total 1,005 m. tons.

United States Coal Production, page 128

2. We note the forecasted coal production by region on page 128. Please revise to include the date for the source of the Wood Mackenzie information. In addition, please update as applicable.

3. We note your disclosure regarding the "[r]elatively stable demand for coal produced in the Northern Appalachian Basin" on page 126. In particular, we note the revised disclosure regarding the decline to 85 million tons per year expected to be produced by

2035. Please further revise to discuss the factors expected to contribute to the decline and advise why you continue to refer to demand as "relatively stable" given the expected decline. Please revise the risk factors section to disclose and quantify the anticipated decline in coal production.

4. Please also revise the second bullet point on page 126 to reflect the total expected drop in demand from 2014 through 2035, including both the amount and percentage.

Exhibits

5. As the information attributed to Wood Mackenzie has changed, please file an updated consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Brett E. Braden, Esq.
       Latham & Watkins LLP